

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

May 5, 2011

Mr. Douglas Roth
Chief Financial Officer
Aceto Corporation
One Hollow Lane
Lake Success, NY 11042

> **Re: Aceto Corporation**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **Forms 10-Q for the periods ended September 30, 2010 and**
> **December 31, 2010**
> **Form 8-K filed September 10, 2010**
> **File No. 0-4217**

Dear Mr. Roth:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Rufus Decker
Accounting Branch Chief